JONES DAY

REGULATED BY THE SOLICITORS REGULATION AUTHORITY
21 TUDOR STREET • LONDON EC4Y 0DJ • DX 67 LONDON/CHANCERY
TELEPHONE: 020.7039.5959 • FACSIMILE: 020.7039.5999

Your Ref

Ref/CAM JTP/JP184125/894854-600002

E-mail jtperugini@jonesday.com

Direct 020 7039 5133

Date 12 February 2008

SUPPL

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington D.C., 20549
U.S.A.

08000775

Ladies and Gentlemen,

AgCert International plc — Rule 12g3-2(b) — File No.: 082-35025

On behalf of AgCert International plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kind regards,

John T. Perugini

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

082-35025

Market News

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Price Monitoring Extension
Released	15:35 24-Jan-08
Number	5097M

RNS Number:5097M
AgCert International PLC
24 January 2008

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price. The auction call period is extended for 5 minutes.

For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

END

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Market News

082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Second Price Monitoring Extn
Released	16:41 24-Jan-08
Number	5107M

RNS Number:5107M
AgCert International PLC
24 January 2008

A second Price Monitoring Extension has been activated in this security.

A second Price Monitoring Extension is activated when the auction matching process would still result in an auction price that is a pre-determined percentage above or below the base price. The auction call period is extended for a further 5 minutes.

For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

END

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082-35025

Market News

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Price Monitoring Extension
Released	16:35 30-Jan-08
Number	9041M

RNS Number:9041M
AgCert International PLC
30 January 2008

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price. The auction call period is extended for 5 minutes.

For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

END

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082-35025

Market News

RECEIVED

2008 FEB 14 A 10:10

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Second Price Monitoring Extn
Released	16.41 30-Jan-08
Number	9050M

RNS Number:9050M
AgCert International PLC
30 January 2008

A second Price Monitoring Extension has been activated in this security.

A second Price Monitoring Extension is activated when the auction matching process would still result in an auction price that is a pre-determined percentage above or below the base price. The auction call period is extended for a further 5 minutes.

For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

END

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082-35025

Market News

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Price Monitoring Extension
Released	16:35 05-Feb-08
Number	3626N

RNS Number:3626N
AgCert International PLC
05 February 2008

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price. The auction call period is extended for 5 minutes.

For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

END

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082-35025

Market News

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Second Price Monitoring Extn
Released	16:40 05-Feb-08
Number	3636N

RNS Number:3636N
AgCert International PLC
05 February 2008

A second Price Monitoring Extension has been activated in this security.

A second Price Monitoring Extension is activated when the auction matching process would still result in an auction price that is a pre-determined percentage above or below the base price. The auction call period is extended for a further 5 minutes.

For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

END

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END